Exhibit 11

STERLING BANCORP AND SUBSIDIARIES Statement Re: Computation of Per Share Earnings

	Three Months Ended June 30,		Six Months Ended June 30,

	2005	2004	2005	2004

Net income available for common shareholders	$6,056,153	$6,564,601	$11,822,876	$11,771,535

Weighted average common shares outstanding	18,344,269	18,364,046	18,302,824	18,266,196
Add dilutive effect of:
Stock options	658,422	818,649	611,133	833,916
Convertible preferred stock	—	—	—	64,123

Adjusted for assumed diluted computation	19,002,691	19,182,695	18,913,957	19,164,235

Basic earnings per share	$0.33	$0.35	$0.65	$0.64

Diluted earnings per share	$0.33	$0.34	$0.63	$0.61

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